भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

82-4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय
[redacted]

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

04035676

क्रमांक / No. :

दिनांक / Date :

No.CO/S&B/VR/2004/ 2032 14.07.2004

SUPPL

Dear Sir,

LISTING AGREEMENT : CLAUSE 36
MOU FOR INDUCTION OF SOCIETE GENERALE ASSET MANAGEMENT OF FRANCE (SGAM) AS A STAKE HOLDING PARTNER IN SBI FUNDS MANAGEMENT PRIVATE LTD (SBIFMPL)

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2029 dated the July 14, 2004 addressed to Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : As Above

7/21

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO/S&B/VR/2004/2029

दिनांक / Date : 14.07.2004

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
MOU FOR INDUCTION OF SOCIETE GENERALE ASSET MANAGEMENT OF FRANCE (SGAM) AS A STAKE HOLDING PARTNER IN SBI FUNDS MANAGEMENT PRIVATE LTD (SBIFMPL)

In terms of Clause 36 of the Listing Agreement, we advise that today the Bank has signed a Memorandum of Understanding with the Societe Generale Asset Management of France (SGAM) for inducting Societe Generale Asset Management as a stake holding partner for SBI's mutual fund arm, SBI Fund Management Private Ltd (SBIFMPL), subject to consents and approvals from various authorities. The new share holding pattern of SBIFMPL will be as under :

State Bank of India ——————————63 %
Societe Generale Asset Management of France ———37 %

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)